Preliminary Business Plan

For

LafayetteRaceway.com



CONFIDENTIAL

Summer 2017

This Preliminary Business Plan is designed to assist the Members of LafayetteRaceway.com, LLC in attracting the capital needed for the acquisition and development of:

The LafayetteRaceway.com "Your Family Fun Park"

The LafayetteRaceway.com Family Fun Park will be located just minutes from Interstate I-65 on a main North-South thoroughfare on the East side of the City.


THE CLOCK IS MOVING RIGHT AROUND THE CORNER
PLEASE HELP US PROTECT THE CLOCK
IT BELONGS TO ALL OF LAFAYETTE
REPORT ANY SUSPICIOUS ACTIVITY TO LPD

The "Hour Time" Clock

The Founding Member has purchased the iconic "Hour Time" Clock and plans to relocate it to the Park. The 30' tower will feature a 4-sided 12' digital billboard.



The Park, when completed, will include an outdoor 1,000' family electric go-kart track with indoor pit area for kart storage and charging with a 300' indoor slick track. The venue will also feature 54 holes of miniature golf with 18 of those indoors, 12 Spin Zone Bumper Cars, Tactical Laser Tag, Outdoor Batting Cages, a large Arcade including a Lazer Maze with numerous other interactive amusements, including a Golf Simulator for training and playing on legendary courses, the "Hour Time" Sports Pub, Wine Bar & Bakery Cafe with Pizza & other concessions and ultimately the full service "Hour Time" Restaurant & Bar.

Your Family Fun Park will be "Crowd Funded". We intend to develop the project in (6) Phases. The 1st Phase will include a 5,000 sq.ft. Tactical Laser Tag Arena on (2) levels, 8 Spin Zone Cars and the Sports Bar with Food Court.

The 1st phase could open by Labor Day Weekend and will operate evenings and weekends. This will allow the staff to work out the kinks while the 2nd phase construction takes place with a planned grand opening Spring 2018.

The LafayetteRaceway.com "Your Family Fun Park"
Attractions by Phase with Timeline

Phase 1 Attractions   **Opening Fall 2017**
  - Tactical Laser Tag
  - 8 SpinZone Cars
  - Arcade Games
  - "Hour Time" Sports Pub, Wine Bar & Bakery Cafe

Phase 2 Attractions   **Spring 2018**
  - Indoor Go-Kart Track with 10 Electric Karts
  - Rope Course
  - Golf Simulator
  - More Arcade Games

Phase 3 Attractions   **Fall 2018**
  - Outdoor Family Go-Kart Track
    with 10 More Electric Karts
  - Outdoor Batting Cages 4
  - Picnic Pavilion

Phase 4 Attractions   **Spring 2019**
  - Outdoor Mini Golf (Lake & Mountain Courses)
  - Outdoor Clubhouse for 12 Spin Cars

Phase 5 Attractions   **Fall 2019**
  - Hour Time Restaurant & Bar with Alfresco Dinning Area
  - Indoor Mini Golf (Pro Course)
  - More Arcade Games & Redemption Center/Gift Shop

Phase 6 Attractions   **Spring 2020**
  - Outdoor Laser Tag Arena
  - Complete Property Purchase

The budget for each Phase is $500,000 and the "Crowd Funding" regulations allow us to raise $1 million each year, thus the three year timeline.

Electric Go Karts Indoor & Out





Mini Golf Indoor & Outdoor





"Hour Time" *Is Fun Time* Sports Pub, Wine Bar, Bakery Cafe & Arcade





RANGE-PRO
BATTING CAGES





Golf Simulator









INDOOR COURSES







Phase One

In the 1st Phase, we will be purchasing the www.teamcombat.com franchise from Jack Swet of Merrillville, Indiana. He has been operating very successfully for over five years and has chosen to franchise his concept. We will be his third franchise; the cost will be equivalent to just purchasing the equipment from another vender. The laser tag arena will simulate an urban landscape and feature surround sound and lighting effects for a total immersion experience. The tactical approach to laser tag will appeal to teens and young adult gamers as well as law enforcement agencies for training exercises. Corporations will appreciate the team building effects and youngsters will embrace the experience for their birthday celebration. Mom's will appreciate the simple, affordable, turnkey online party planning feature available at the company's website, www.LafayetteRaceway.com .

The other primary attraction for our 1st Phase buildout will be the Spin Zone Bumper Cars. These modern day bumper cars are a blast for all ages and even have a removable seat so toddlers can join in the fun for free with a paying adult. http://www.amusementproducts.com/bumpercars.php Numerous arcade games and the "Hour Time" *Is Fun Time* Sports Pub, Wine Bar & Bakery Cafe will complete the 1st Phase improvements and provide the social environment that will support the attractions and service the parties and team building events.

Crowd Funding

In 2012 Congress passed the JOBS act, (Jumpstart Our Business Start-Ups) and in May amended the Act so now just about anyone can invest in Start-Up Businesses. We're going to ask our local area business owners to help us fund this 1st Phase as a show of their support for our community in bringing this very much needed wholesome entertainment venue to Lafayette. If we can get 50 individuals to invest at least $10,000 each we will be able to open the doors. As a token of thanks, we will include their storefront façade in streetscape of the Laser Tag Arena. It will be like urban warfare breaks out in downtown Lafayette.



MISSION RESERVATIONS

Group Events
Click for more information

BIRTHDAYS
Check us out!





Laser Tag Arena














CONTACT THE SPIN ZONE TARGET AND SEND YOUR FRIENDS INTO THE SPIN ZONE!

Spin Zone Area (top pics) Garage & Hallway Entrances










Ticket & Concession Counter & "Hour Time" *Is Fun Time* Area





Clock Tower
EX. 8" SAN.
8" SAN.
EX.
FENCE
LAKE
MINI GOLF 1
MOUNTAIN
MINI GOLF 2
M.H. RIM 649.47
E. INV. 640.04
S. INV. 639.84
N. INV. 640.98
RAISE EXIST. RIM
TO 650.5
8" W.
SPIN ZONE
patio
picnic pavilion
BUILDING SETBACK LINE
BUILDING SETBACK LINE
HOUR TIME RESTAURANT AND BAR
9 Hole Pro Mini Golf
4000 sq.ft.
9 Hole Pro Mini Golf
3000 sq.ft.
ARCADE AREA
3900 sq.ft.
Sports Bar
940 sq.ft.
GO KARTS
315 feet CL
Food Prep
Kitchen
Lazer Tag
4794 sq.ft. first floor
MAIN ENTRANCE
PHASE ONE
NORTH
RADIO
TOWER
Outdoor Go Karts
900 feet CL
FUTURE
NATURAL GAS
FUELING AREA
℄ KEPNER DRIVE

AMUSEMENT PRODUCTS, LLC
5954 BRAINERD ROAD
CHATTANOOGA, TENNESSEE 37421-3501
PHONE: 423-892-7264
FAX: 423-855-0432

TITLE **Family Entertainment Center Indoor Preliminary Design**			
FOR Gary Atkinson, Layafette, IN		REVISIONS	7-16-16
			7-24-16
BY EKMIII	DATE 6-16-16		8-1-16
FILE	SCALE NTS		

NOT FOR CONSTRUCTION

The Team

 

Mark L. Snyder   Monte L. Snyder

Mark & Monte Snyder have been life-long residents and successful business owners in Lafayette for over 30 years. Mark's Custom Installations has installed thousands of car phones, audio, stereo, communications, safety and surveillance equipment for the automobiles, homes and businesses of the Greater Lafayette area. Since 2006, Monte's International Drivers Training School has instructed hundreds of International students, mostly attending Purdue University, how to drive safely in the United States. He has been a Member of the Professional Putters Association's Midwest Tour for over 30 years, most seasons carrying a National ranking. The twins both attended Purdue and after college Monte leased and managed several Putt-Putt® franchises in Merrillville, Indianapolis and two in Lafayette. Understanding Lafayette's desperate need for a wholesome family entertainment venue and the desire to get back in the fun business, the duo formed Snyder Entertainment Group, LLC to develop LafayetteRaceway.com… "Your Family Fun Park"

Corporate Structure

The Snyder Entertainment Group, LLC (SEG), consists of a group of mature professionals who each bring their unique talents and experience to the project in a complimentary fashion. To develop the Park, the Company has retained the services of several industry consultants to assist with the design, marketing, feasibility and construction of the development. This seasoned group of professionals will be continually retained to assist; in the hiring, training and certifying of the Companies employees and to evaluate the efficiency and ongoing success of the business.

The LafayetteRaceway.com, LLC (LRC) will own the Park, pay for the improvements and hire the staff. The Snyder Entertainment Group, the Founding Member of LRC, will act as Manager. The 1st Phase Investors will be called the "Master Members" of LRC. In return for the initial equity contribution the Master Members will receive a 10% return on their investment and 50% of the net profits until the 2nd Phase of the development is funded; then their interest will reduce to 25% of net profits thru perpetuity and 25% of net proceeds upon sale to a 3rd party.

In return for covering the predevelopment costs and managing the Company's business, SEG will receive 10% of gross revenue and 50% of net profits thru the 1st Phase, dropping to 25% once the 2nd Phase escrow is released.

The investors in the subsequent phases will be called "Charter Members" and will fund Phases 2 thru 6 of the project (estimated to be a total of $2,500,000) and in exchange for their Membership purchase they will receive a 10% return on their investment plus 50% of the net profits until they receive their capital back and a cumulative 10% return. Upon parity, the payout will reduce to 25% of net profits thru perpetuity, until a sale at which time they will receive 25% of net sales proceeds.

Upon parity, Snyder Entertainment Group will begin earning 50% of net profits thru perpetuity and 50% of net proceeds upon sale to a 3rd party.

The anticipated Return on Investment (ROI) is illustrated in the Financial Projection section of this Business Plan. The Master & Charter Memberships will be offered through a FINRA registered portal and are available only to their

Qualified Investors. Visit their website to become a qualified investor or click the link at www.lafayetteraceway.com.

We anticipate that a large number of families will want to assist the Master & Charter Members with the funding of "Your Family Fun Park". We will offer Annual Memberships to the general public for $1,000 with $1,100 credited to their account to spend any way they choose at the park. We hope to offer a LafayetteRaceway.com Visa® card that will offer a cash back feature as well. Having the Members help fund the park development gives them a vested interest in seeing the Park succeed and guarantees a constant stream of loyal patrons.

The Investment Property & Building

We have negotiated a Letter of Intent with the building owners offering to lease the building with the option to purchase. The building has over 50,000 sq. ft., is clear span steel construction with offices, garage and storage facilities. We can take possession of the property as soon as we execute the lease and pay the Purchase Option Premium.   Lease payments will begin when we open for business. This investment opportunity is as much a real estate play as it is a start-up business. The $3.25 million purchase price equates to $65 per sq.ft. for the 50,000+ building. Just the land value alone is $265,000 per acre for the 12.27 acres. We have projected that we can fully amortize the building in a 10 year land contract. Converting the building from its current mixed use industrial zoning to a retail property will further increase its valuation. Building the iconic Clock Tower will also add to the property's uniqueness and value. The Master & Charter Members will participate on sale to a 3rd party.

Consultants & Vendors

The Snyder Entertainment Group, LLC (SEG), has contracted with Dutch McGrath, President of Amusement Products & Amusement Construction Companies of Chattanooga, TN, (http://www.amusementproducts.com/) for the Preliminary Park Design. We expect his construction company (www. http://amusementconstruction.com/) will be building the Go Kart Tracks, the Mini Golf Courses, Batting Cages and Spin Zone car arena and be supplying the Karts and equipment for those attractions.

We have met with Dave Wallace, President of Turfway Entertainment Management Group, (http://www.turfwayentertainment.com/) and plan to hire his firm to complete a detailed 100+ page comprehensive feasibility study. They will also be retained to help source services, other vendors, negotiate contracts, train staff and evaluate ongoing performance.

We have had several meetings with Jack Swets, President of Team Combat a new tactical laser tag franchise (https://teamcombat.com/) from Merrillville, Indiana that we are considering as the supplier of the laser tag attraction. We may choose to go with the proven international firm of Delta Strike (https://www.deltastrike.com/) for this 1st phase and reconsider Team Combat for an outdoor arena in maybe a 4th phase.

We plan to purchase a franchise with an existing Escape Room operator for the 1st phase and not recreate the wheel www.escapology.com out of Orlando, Florida. Party Center Software (http://www.partycentersoftware.com/) will be incorporated into our website to assist Mom's with birthday party planning and the scheduling for Laser Tag games & Escape Room bookings. Their POS system and liability waivers are included in the monthly package pricing.

Dave Sexton & Mike Springer of Betson Enterprises (http://www.betson.com/) will most likely get the nod as our arcade vendor, another international success story they offer a full service and financing capabilities. Shaffer Distributing (http://shafferdistributing.com/) is based in Ohio with an Indianapolis office, but is a little higher priced. We will be purchasing the Lazer Frenzy room, Atomic Rush room & Color Crush games from CreativeWorks (http://thewoweffect.com/) for the 2nd Phase arcade. Embed Card reader system (http://embedcard.com/) will be utilized for the arcade games, ride attractions and batting cages, doing away the need for the old tokens and tickets. Redemption Plus (http://www.redemptionplus.com/) will supply and manage the inventory and ordering for our Gift Shop & Redemption Center.

Lafayette's own, Noah Mattern, owner of Maximumedia Design (http://maximumedia.com/) has been contracted to design our logo and website. He will also be assisting with marketing, branding and graphic design. Mark Sweval, Speedpro Imaging (http://www.greaterlafayettegraphics.com/) will be repurposing our Ford Transit's advertising wrap and providing initial signage and banners.

Stuart Boehning, Esq. (http://www.hereforlife.com/) has been retained as legal counsel for both companies and Bret Hawks, from Heman Lawson & Hawks (http://www.hemanlawsonhawks.com/) will handle the accounting. Ryan E. Gillenwater, Vice President of Keystone Amusement Enterprises, (http://www.safeparkusa.com/) a member of Keystone Insurers Group will provide the property, casualty and liability insurance for the facility. Bernie Robinson of FunStruction Results (http://www.funstructionresults.com/) will help minimize risks by training and certifying our employees.

Kelly Good, http://www.kjgarchitecture.com/ will handle any drawings and submissions necessary and Steve Habben, http://www.kettelhut.com/ will oversee the construction services.

Lafayette Bank & Trust, now part of the First Merchants Bank (https://www.firstmerchants.com/LBT) will handle cash management and may do the credit card processing. Vantiv (https://www.vantiv.com/) is the other processor we are considering because they have an integrated system with Party Planning POS system.

We are looking into relationships with Brad Cohen, Arni's brand (https://meetyouatarnis.com/) or Andy Wittenborn's Monical's Pizza (www.monicals.com); 90% of the birthday parties include pizza. We may develop our own brand for the Sports Bar and concessions. In the 5th Phase we will be opening the full service "Hour Time" Restaurant & Bar. We purchased the Hour Time brand with the Clock. Our hook line is, "Hour Time is Fun Time".

Competition & Market

It would be easy to claim there is no competition, because never has there been this many attractions combined in one development anywhere near this market area. However, we will identify the businesses that are competing for the entertainment dollars being spent in this market.

First we should identify our market area; Greater Lafayette is a good start, however we believe we will be attracting patrons from a much larger population base. The 2010 Census identified the Lafayette Metropolitan Statistical Area as having a population of 235,013. It includes the counties of Tippecanoe, Carroll & Benton, the cities of Lafayette, West Lafayette & Delphi, the small towns of Shadeland, Dayton, Mulberry, Rossville, Flora, Camden, Clarks Hill, Battle Ground, Brookston, Boswell, Fowler, Oxford & Otterbein.

The Realtor's Executive Summary indicates that the 2013 Demographics have the population within 5 miles of the site at 121,565, with an additional 26,772 daytime inhabitants. It states there are 45,122 households with an average income of $52,959.

The Lafayette SMA report also identifies the Micropolitan Frankfort area & Clinton County as part of this statistical area. We estimate the total population for all of these areas to be well over 300,000.

The FEC Success conferences we've attended suggest that patrons will travel 20 minutes to visit an attraction. We believe that the uniqueness and the significant number of attractions at our Park will draw visitors from a much larger radius.

We're calling LafayetteRaceway.com, "Your Family Fun Park", as opposed to the industry moniker Family Entertainment Center (FEC). The nearest FEC is the ever present "Chuck E. Cheese's" at the corner of Creasy & Rt. 26. They have a reasonably sized arcade and target the younger children's birthday party scene.

Our primary target market initially is the 25 to 40 young professionals who grew up gaming and want to have a total immersion experience. Many of them have children who they will bring if it is a safe clean environment. The tactical laser tag will accommodate birthday parties for children as young as 8 but is geared patrons. Mike Aulby's Arrowhead Bowl is by far the nicest and cleanest in the market. While the other Lafayette locations have a few video machines, Mike's features a sizable arcade room with redemption prizes. He appears to be doing a robust business, but you need to know where you're going because he's tucked behind other business in the aged Teal Road retail area.

Movie theaters compete for entertainment dollars in a big way, and they like the rest of the FEC industry are recession resistant. In the last economic downturn, that began in 2008, the FEC industry experienced the least amount of losses, falling in right behind the gains realized in the Government and Healthcare sectors. When times are tough people still want to escape the depression and very few Birthday Parties are skipped because of the economy. There are 3 movie complexes in our market, Lafayette 7, located on McCarty Lane just around the corner, Eastside 9, just 2 miles away off Rt. 26 and Wabash Landing across the river on the Levee. These businesses appear to be very successful and their proximity again should confirm the likelihood for success in our location.

Golf courses also compete for the consumer's entertainment budget. There are several golf courses or country clubs within the 20 minute driving radius of our site, oh and 2 driving ranges. The Tee Off 2 driving range, aka/A Home on the Range, on Veterans Parkway East just north of St. Rd. 38, has covered tee boxes and offers a full service shop. The Birck Boilermaker complex at Purdue has a driving range, pro shop and two courses. The Kampen, formerly north course and the newly renovated Ackerman south course, both redesigned by the legendary Pete Dye. Although a bit pricey they are both open to the public, unlike the private 9 hole Lafayette Country Club located on south 9th street. Most of the other clubs are semi-private and offer annual memberships as well as daily green fees. Coyote Crossing located between CR 500 & 600 North not far from I-65, designed by Hall-of-Famer Hale Irwin is ranked by Golf Advisor, #9 Best Value in America. Edwood Glen Country Club, now called Bello Terra golf course, on 650 North closer to the interstate just off St. Rd. 43, the Battle Ground Golf Club on Pretty Prairie Road, the former Elks County Club, now rebranded the West Lafayette Golf & Country Club on West US 52 and the Ravines Golf Course west on Division Road past where South River Road ends, round out the golfing opportunities in the area. We don't believe the area golf courses represent direct competition, in fact we expect a great many of their members will be visiting the Park to take advantage of our simulators on days of inclement weather.

Most grocery stores have a few video and prize games and maybe the proverbial horse type rides to a attract the young ones as Mom tries to get her groceries to the car, but no one in the area will compete with our full arcade, redemption center and gift store once phase 3 is completed. The FEC success seminars confirm that the attractions bring in the patrons and the arcade games make the money. It is recommended that we pay out 20%-30% of the arcade revenues in redemption prizes. I don't want to say it's gambling for kids, but you want every child to go home with a toy they can't find elsewhere, most with your logo or advertising on them.

The LafayetteRaceway.com "Your Family Fun Park"

Attractions by Phase with Timeline

Phase 1 Attractions   **Opening Fall 2017**
- Tactical Laser Tag
- 8 SpinZone Cars
- Arcade Games
- "Hour Time" Sports Pub, Wine Bar & Bakery Cafe

Phase 2 Attractions   **Spring 2018**
- Indoor Go-Kart Track with 10 Electric Karts
- Rope Course
- Golf Simulator
- More Arcade Games

Phase 3 Attractions   **Fall 2018**
- Outdoor Family Go-Kart Track
- with 10 More Electric Karts
- Outdoor Batting Cages 4
- Picnic Pavilion

Phase 4 Attractions   **Spring 2019**
- Outdoor Mini Golf (Lake & Mountain Courses)
- Outdoor Clubhouse for 12 Spin Cars

Phase 5 Attractions   **Fall 2019**
- Hour Time Restaurant & Bar with Alfresco Dinning Area
- Indoor Mini Golf (Pro Course)
- More Arcade Games & Redemption Center/Gift Shop

Phase 6 Attractions   **Spring 2020**
- Outdoor Laser Tag Arena
- Complete Property Purchase

LafayetteRaceway.com
Initial Checklist & Uses of Funds

Phase 1 - Fall 2017

Payment to Founding Member (Pre-Development Expenses)		
2016 (Due Diligence Trips & Research, Purchase Clock & Hour Time Memorabilia, Park Design)	$	26,627
2017 (Accounting, Develop Brand, Website, Marketing Video & Crowd Funding Marketing Plan)	$	13,373
Implement Crowd Funding Campaign (Phase 1)	$	25,000
Secure Commitment from Building Owners (Lease with Purchase Option)	$	35,000
Move Clock	$	10,000
Secure Liquor License (2 Way)	$	10,000
Purchase "Team Combat" Tactical Laser Tag franchise (computer system, equipment, installation & training)	$	60,000
Build Out Laser Tag Arena	$	50,000
8 Spin Zone Bumper Cars & Buildout	$	80,000
Purchase Arcade Games (10 @ $6K Betson)	$	60,000
POS Computers (2) software and QuickBooks and ADP payroll system & credit card system	$	5,000
Build Out "Hour Time" Sports Pub, Wine Bar & Bakery Café	$	75,000
Concession Equipment & Supplies	$	25,000
Initial Marketing Plan (Signage & Advertising)	$	10,000
Consultant Design Fees & Legal	$	12,000
Working Reserve	$	3,000
	$	**500,000**

Phase 2 - Spring 2018

Implement Crowd Funding Campaign (Phase 2)	$	25,000
Finalize Overall Park Design Plans	$	25,000
Build Indoor Go-Kart Track	$	100,000
Purchase 10 Electric Thunderbolt Karts (1/2 Doubles)	$	100,000
Build Rope Course	$	75,000
Purchase Golf Simulator	$	55,000
Purchase Arcade Games (20 @ $6K Betson)	$	120,000
	$	**500,000**

Phase 3 - Fall 2018

Implement Crowd Funding Campaign (Phase 3)	$	25,000
Build Outdoor Go-Kart Track	$	150,000
Purchase 10 Electric Thunderbolt Karts (1/2 Doubles)	$	100,000
Batting Cages Outdoor 4	$	150,000
Picnic Pavilion	$	75,000
	$	**500,000**

Phase 4 - Spring 2019

Implement Crowd Funding Campaign (Phase 4)	$	25,000
Build Outdoor Miniature Golf Courses (Lake & Mountain)	$	225,000
Build Clock Tower, Clubhouse & Spin Zone Arena with Restrooms	$	210,000
4 more Spin Zone Bumper Cars	$	40,000
	$	**500,000**

Phase 5 - Fall 2019

Implement Crowd Funding Campaign (Phase 5)	$	25,000
Build Out Hour Time Restaurant & Bar	$	200,000
Build Indoor Mini Golf	$	100,000
Purchase Arcade Games (20 @ $6K Betson)	$	120,000
Redemption Center/Gift Shop & Arcade	$	55,000
	$	**500,000**

Phase 6 - Spring 2020

Implement Crowd Funding Campaign (Phase 6)	$	25,000
Purchase "Escapology" franchise & buildout Escape Rooms	$	100,000
Outdoor Laser Tag Arena	$	75,000
Purchase Property - Contract Down Payment	$	300,000
	$	**500,000**

Total Equity	**$**	**3,000,000**
Land Purchase Contract	**$**	**3,250,000**
Total Project Cost	**$**	**6,250,000**

LafayetteRaceway.com Your Family Fun Park

Attraction Income Potential

Assumptions:

Laser Tag (Phase 1)

Evenings 4pm to 10pm (6 hours) 5 days, Weekends 10am to 10pm (12 hours) 2 days

54	hours per week	108	possible battles per week
24 players per experience		2592	possible player experiences per week

$9 for 20 minute experience, 2 battles per hour...

$ 23,328.00 potential per week

$ 101,088.00 potential per month

64.29% Winter Hours vs Summer

Laser Tag (Summer)

Summer- 10am to 10pm (12 hours per day)

84	Hours per week	168	possible battles per week
24 players per experience		4032	possible player experiences per week

$9 for 20 minute experience, 2 battles per hour...

$ 36,288.00 potential per week

$ 157,248.00 potential per month

SpinZone Bumper Cars (Phase 1)

$5 for 5 minute battle, 8 battles per hour...

$40 per Car per hour

8 Cars for 54 hours per week — $ 17,280.00 potential per week

$ 74,880.00 potential per month

SpinZone Bumper Cars (Summer) — $ 26,880.00 potential per week

$ 116,480.00 potential per month

SpinZone Bumper Cars (Phase 4)

12 Cars for 54 hours per week — $ 25,920.00 potential per week

$ 112,320.00 potential per month

SpinZone Bumper Cars (Summer) — $ 40,320.00 potential per week

$ 174,720.00 potential per month

Video Arcade (Phase 5)

100 Redemption Games @ $1 per 6 minutes

$10 per game per hour $1,000 per 12 hours — $ 12,000.00 potential per day

$ 360,000.00 potential per month

Video Arcade (Phase 1 @ 10%) — $ 36,000.00 potential per month

Video Arcade (Phase 2 @ 30%) — $ 216,000.00 potential per month

Indoor Go Karts (Phase 2)

$7 for 7 minute race, 6 races per hour...

$42 per Kart per hour

10 Karts for 54 hours per Week — $ 22,680.00 potential per Week

$ 98,280.00 potential per month

Indoor & Outdoor Go Karts (Phase 3 - Summer)

$7 for 7 minute race, 6 races per hour...

$42 per Kart per hour

20 Karts for 84 hours per Week — $ 70,560.00 potential per Week

$ 305,760.00 potential per month

Miniature Golf

One hour to play 18 holes, 4 players per hole, 12 groups per hour...		480	possible games per day
$7 per game, 3 games for $14 & 10 games for $35...	$	1,680.00	potential per day
$ 50,400.00 potential per month per course	$	151,200.00	potential per month
Three courses playing in good weather, indoor course year round...	$	50,400.00	Monthly year round potential

Batting Cages

4 cages outdoors

10 pitches for $1

10 sessions per hour — $ 480.00 potential per day

$ 14,400.00 potential per month

Rope Climbing Trail

$3 for 1 Trail, $5 for 2 or $20 for 10

20 treckers per hour — $ 480.00 potential per day

$ 14,400.00 potential per month

Golf Simulator & Range

$50 per hour (1 Simulator)

12 hours per day — $ 600.00 potential per day

$ 18,000.00 potential per month

Concessions (Phase 1 @ $2 per guest)	$	22,464.00	potential per month
Concessions (Phase 2-6 @ $3 per guest)	$	33,696.00	potential per month
Sports Pub & Wine Bar (Phase 1 @ $2 per guest)	$	22,464.00	
Sports Pub & Wine Bar(Phase 2-6 @ $3 per guest)	$	33,696.00	
Hour Time Restaurant & Bar (Leased Space per Month)	$	30,000.00	

Utilization Rate				@ 10%		@ 30%
Total Potential Monthly Income Phase 1	$	256,896.00	$	25,689.60	$	77,068.80
Total Potential Monthly Income Phase 2	$	687,800.00	$	68,780.00	$	206,340.00
Total Potential Monthly Income Phase 3	$	1,007,960.00	$	100,796.00	$	302,388.00
Total Potential Monthly Income Phase 4	$	1,167,000.00	$	116,700.00	$	350,100.00
Total Potential Monthly Income Phase 5	$	1,391,400.00	$	139,140.00	$	417,420.00
Total Potential Monthly Income Phase 6	$	1,548,648.00	$	154,864.80	$	464,594.40

LafayetteRaceway.com "Your Family Fun Park"
Phase 1 Projected Cash Flow

									Phase 1				
Utilization Rate	10%												
Start-Up Phase In Rate									80%	90%	100%		
	Jan-17	Feb-17	Mar-17	Apr-17	May-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17	TOTALS
INCOME													
Go Karts	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
Putt-Putt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
SpinZone Bumper Cars	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,990.40	6,739.20	7,488.00	7,488.00	**27,705.60**
Lazer Tag Arena	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8,087.04	9,097.92	10,108.80	10,108.80	**37,402.56**
Batting Cages	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
Rope Climbing Trails	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
Golf Simulator	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
Video Arcade (10 units)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,600.00	3,600.00	3,600.00	3,600.00	**14,400.00**
Bakery Café / Concessions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,246.40	2,246.40	2,246.40	2,246.40	**8,985.60**
Sports Pub & Wine Bar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,246.40	2,246.40	2,246.40	2,246.40	**8,985.60**
Hour Time Restaurant & Bar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL INCOME	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**22,170.24**	**23,929.92**	**25,689.60**	**25,689.60**	**97,479.36**
DIRECT EXPENSES													
Manager Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,217.02	2,392.99	2,568.96	2,568.96	**9,747.94**
Salaries - Support Staff	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,000.00	4,000.00	4,000.00	4,000.00	**15,000.00**
Payroll Taxes	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	912.98	1,118.77	1,149.57	1,149.57	**4,330.89**
Franchise Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	844.65	950.23	1,055.81	1,055.81	**3,906.49**
Supplies & Maintenance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,500.00	1,500.00	1,500.00	1,500.00	**6,000.00**
Cost of Goods (Concessions)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	786.24	786.24	786.24	786.24	**3,144.96**
Redemption Counter	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL DIRECT EXPENSES	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**9,260.89**	**10,748.23**	**11,060.58**	**11,060.58**	**42,130.27**
INDIRECT EXPENSES													
Advertising	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,500.00	2,500.00	3,000.00	3,000.00	**11,000.00**
Bank Charges	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	665.11	717.90	770.69	770.69	**2,924.38**
Dues/Subscriptions/Licenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	100.00	100.00	100.00	**400.00**
Insurance & Workman's Comp	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250.00	250.00	250.00	250.00	**1,000.00**
Office Expense	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	200.00	200.00	200.00	200.00	**800.00**
Postage & Deliver	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	150.00	150.00	150.00	150.00	**600.00**
Professional Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	300.00	300.00	300.00	300.00	**1,200.00**
CAM	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	500.00	500.00	500.00	500.00	**2,000.00**
Repairs/Maintenance/Cleaning	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	500.00	500.00	500.00	500.00	**2,000.00**
Software & Internet	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	500.00	500.00	500.00	500.00	**2,000.00**
Utilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,500.00	1,500.00	1,500.00	1,500.00	**6,000.00**
Meals/Travel	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	500.00	500.00	500.00	500.00	**2,000.00**
TOTAL INDIRECT EXPENSES	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**7,665.11**	**7,717.90**	**8,270.69**	**8,270.69**	**31,924.38**
CASH-FLOW - OPERATIONS	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**5,244.24**	**5,463.79**	**6,358.34**	**6,358.34**	**23,424.70**
OTHER EXPENSES													
Lease with Purchase Option	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,000.00	5,000.00	5,000.00	5,000.00	**20,000.00**
Master Member Payments @ 10%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
Charter Member Payments @ 10%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL OTHER EXPENSES	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**5,000.00**	**5,000.00**	**5,000.00**	**5,000.00**	**20,000.00**
OTHER INCOME													
Gift Certificates Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
NET CASH BALANCE	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**244.24**	**463.79**	**1,358.34**	**1,358.34**	**3,424.70**

LafayetteRaceway.com "Your Family Fun Park"
Phase 2 and 3 Projected Cash Flow

Utilization Rate	10%						Phase 3						
	Phase 2												**2018**
	Jan-18	**Feb-18**	**Mar-18**	**Apr-18**	**May-18**	**Jun-18**	**Jul-18**	**Aug-18**	**Sep-18**	**Oct-18**	**Nov-18**	**Dec-18**	**TOTALS**
INCOME													
Go Karts	9,828.00	9,828.00	9,828.00	9,828.00	9,828.00	9,828.00	30,576.00	30,576.00	30,576.00	30,576.00	9,828.00	9,828.00	**200,928.00**
Putt-Putt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
SpinZone Bumper Cars	7,488.00	7,488.00	7,488.00	7,488.00	11,648.00	11,648.00	11,648.00	11,648.00	7,488.00	7,488.00	7,488.00	7,488.00	**106,496.00**
Lazer Tag Arena	10,108.80	10,108.80	10,108.80	10,108.80	15,724.80	15,724.80	15,724.80	15,724.80	10,108.80	10,108.80	10,108.80	10,108.80	**143,769.60**
Batting Cages	0.00	0.00	0.00	0.00	0.00	0.00	1,440.00	1,440.00	1,440.00	1,440.00	0.00	0.00	**5,760.00**
Rope Climbing Trails	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	**17,280.00**
Golf Simulator	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	**21,600.00**
Video Arcade (30 units)	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	**259,200.00**
Bakery Café / Concessions	2,246.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	**40,684.80**
Sports Pub & Wine Bar	2,246.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	3,494.40	**40,684.80**
Hour Time Restaurant & Bar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL INCOME	**56,757.60**	**59,253.60**	**59,253.60**	**59,253.60**	**69,029.60**	**69,029.60**	**91,217.60**	**91,217.60**	**81,441.60**	**81,441.60**	**59,253.60**	**59,253.60**	**836,403.20**
DIRECT EXPENSES													
Manager Fees	5,675.76	5,925.36	5,925.36	5,925.36	6,902.96	6,902.96	9,121.76	9,121.76	8,144.16	8,144.16	5,925.36	5,925.36	**83,640.32**
Salaries - Support Staff	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	15,000.00	20,000.00	18,000.00	16,000.00	8,000.00	8,000.00	**145,000.00**
Payroll Taxes	2,743.26	2,786.94	2,786.94	2,786.94	2,958.02	2,958.02	4,221.31	5,096.31	4,575.23	4,225.23	2,436.94	2,436.94	**40,012.06**
Franchise Fees	1,055.81	1,055.81	1,055.81	1,055.81	1,642.37	1,642.37	1,642.37	1,642.37	1,055.81	1,055.81	1,055.81	1,055.81	**15,015.94**
Supplies & Maintenance	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	3,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	**48,000.00**
Cost of Goods (Concessions)	786.24	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	1,223.04	**14,239.68**
Redemption Counter	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL DIRECT EXPENSES	**23,261.07**	**23,991.15**	**23,991.15**	**23,991.15**	**25,726.39**	**25,726.39**	**36,208.48**	**42,083.48**	**37,998.24**	**35,648.24**	**23,641.15**	**23,641.15**	**345,907.99**
INDIRECT EXPENSES													
Advertising	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	**33,000.00**
Bank Charges	1,702.73	1,777.61	1,777.61	1,777.61	2,070.89	2,070.89	2,736.53	2,736.53	2,443.25	2,443.25	1,777.61	1,777.61	**25,092.10**
Dues/Subscriptions/Licenses	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Insurance & Workman's Comp	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Office Expense	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	**2,400.00**
Postage & Deliver	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Professional Fees	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	**3,600.00**
CAM	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Repairs/Maintenance/Cleaning	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Software & Internet	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Utilities	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	**36,000.00**
Meals/Travel	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	**12,000.00**
TOTAL INDIRECT EXPENSES	**9,452.73**	**9,527.61**	**9,527.61**	**9,527.61**	**9,820.89**	**9,820.89**	**13,986.53**	**13,986.53**	**13,693.25**	**13,693.25**	**13,027.61**	**13,027.61**	**139,092.10**
CASH-FLOW - OPERATIONS	**24,043.81**	**25,734.85**	**25,734.85**	**25,734.85**	**33,482.33**	**33,482.33**	**41,022.60**	**35,147.60**	**29,750.12**	**32,100.12**	**22,584.85**	**22,584.85**	**351,403.11**
OTHER EXPENSES													
Lease with Purchase Option	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	**108,000.00**
Master Member Payments @ 10%	0.00	0.00	0.00	0.00	0.00	0.00	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	**25,000.00**
Charter Member Payments @ 10%	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
TOTAL OTHER EXPENSES	**5,000.00**	**5,000.00**	**5,000.00**	**5,000.00**	**5,000.00**	**5,000.00**	**17,166.67**	**17,166.67**	**17,166.67**	**17,166.67**	**17,166.67**	**17,166.67**	**133,000.00**
OTHER INCOME													
Gift Certificates Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
NET CASH BALANCE	**19,043.81**	**20,734.85**	**20,734.85**	**20,734.85**	**28,482.33**	**28,482.33**	**23,855.93**	**17,980.93**	**12,583.45**	**14,933.45**	**5,418.18**	**5,418.18**	**218,403.11**

LafayetteRaceway.com "Your Family Fun Park"
Phase 4 and 5 Projected Cash Flow

Utilization Rate	10%						15%						
	Phase 4						**Phase 5**						**2019**
	Jan-19	**Feb-19**	**Mar-19**	**Apr-19**	**May-19**	**Jun-19**	**Jul-19**	**Aug-19**	**Sep-19**	**Oct-19**	**Nov-19**	**Dec-19**	**TOTALS**
INCOME													
Go Karts	9,828.00	9,828.00	9,828.00	9,828.00	9,828.00	9,828.00	45,864.00	45,864.00	45,864.00	14,742.00	14,742.00	14,742.00	**240,786.00**
Putt-Putt	0.00	0.00	0.00	0.00	10,080.00	10,080.00	15,120.00	15,120.00	15,120.00	7,560.00	7,560.00	7,560.00	**88,200.00**
SpinZone Bumper Cars	11,232.00	11,232.00	11,232.00	11,232.00	17,472.00	17,472.00	26,208.00	26,208.00	16,848.00	16,848.00	16,848.00	16,848.00	**199,680.00**
Lazer Tag Arena	10,108.80	10,108.80	10,108.80	10,108.80	15,724.80	15,724.80	23,587.20	23,587.20	15,163.20	15,163.20	15,163.20	15,163.20	**179,712.00**
Batting Cages (outdoor)	0.00	0.00	0.00	1,440.00	1,440.00	1,440.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	**17,280.00**
Rope Climbing Trails	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	1,440.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	**21,600.00**
Golf Simulator & Range	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	1,800.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	**27,000.00**
Video Arcade (50 units)	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	21,600.00	54,000.00	54,000.00	54,000.00	54,000.00	54,000.00	54,000.00	**453,600.00**
Bakery Café / Concessions	2,246.40	2,246.40	2,246.40	2,246.40	2,246.40	2,246.40	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	**33,696.00**
Sports Pub & Wine Bar	2,246.40	2,246.40	2,246.40	2,246.40	2,246.40	2,246.40	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	**33,696.00**
Hour Time Restaurant & Bar	0.00	0.00	0.00	0.00	0.00	0.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	30,000.00	**180,000.00**
TOTAL INCOME	**60,501.60**	**60,501.60**	**60,501.60**	**61,941.60**	**83,877.60**	**83,877.60**	**208,538.40**	**208,538.40**	**190,754.40**	**152,072.40**	**152,072.40**	**152,072.40**	**1,475,250.00**
DIRECT EXPENSES													
Manager Fees	6,050.16	6,050.16	6,050.16	6,194.16	8,387.76	8,387.76	20,853.84	20,853.84	19,075.44	15,207.24	15,207.24	15,207.24	**147,525.00**
Salaries - Support Staff	8,000.00	8,000.00	9,000.00	10,000.00	15,000.00	20,000.00	30,000.00	30,000.00	25,000.00	20,000.00	15,000.00	15,000.00	**205,000.00**
Payroll Taxes	2,458.78	2,458.78	2,633.78	2,833.98	4,092.86	4,967.86	8,899.42	8,899.42	7,713.20	6,161.27	5,286.27	5,286.27	**61,691.88**
Franchise Fees	1,280.45	1,280.45	1,280.45	1,280.45	1,991.81	1,991.81	2,987.71	2,987.71	1,920.67	1,920.67	1,920.67	1,920.67	**22,763.52**
Supplies & Maintenance	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	5,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	**90,000.00**
Cost of Goods (Concessions)	786.24	786.24	786.24	786.24	786.24	786.24	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	**11,793.60**
Redemption Counter	0.00	0.00	0.00	0.00	0.00	0.00	16,200.00	16,200.00	16,200.00	16,200.00	16,200.00	16,200.00	**97,200.00**
TOTAL DIRECT EXPENSES	**23,575.63**	**23,575.63**	**24,750.63**	**26,094.83**	**35,258.67**	**41,133.67**	**90,120.33**	**90,120.33**	**81,088.67**	**70,668.54**	**64,793.54**	**64,793.54**	**635,974.00**
INDIRECT EXPENSES													
Advertising	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	5,000.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	**36,000.00**
Bank Charges	1,815.05	1,815.05	1,815.05	1,858.25	2,516.33	2,516.33	6,256.15	6,256.15	5,722.63	4,562.17	4,562.17	4,562.17	**44,257.50**
Dues/Subscriptions/Licenses	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	**1,200.00**
Insurance & Workman's Comp	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	**12,000.00**
Office Expense	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	**2,400.00**
Postage & Deliver	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	**1,800.00**
Professional Fees	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	**3,600.00**
CAM	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Repairs/Maintenance/Cleaning	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	**12,000.00**
Software & Internet	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	**6,000.00**
Utilities	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	**48,000.00**
Meals/Travel	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	**12,000.00**
TOTAL INDIRECT EXPENSES	**12,565.05**	**12,565.05**	**12,565.05**	**12,608.25**	**13,266.33**	**16,266.33**	**18,506.15**	**18,506.15**	**17,972.63**	**16,812.17**	**16,812.17**	**16,812.17**	**185,257.50**
CASH-FLOW - OPERATIONS	**24,360.93**	**24,360.93**	**23,185.93**	**23,238.53**	**35,352.61**	**26,477.61**	**99,911.91**	**99,911.91**	**91,693.09**	**64,591.69**	**70,466.69**	**70,466.69**	**654,018.51**
OTHER EXPENSES													
Lease with Purchase Option	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	13,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	**246,000.00**
Master Member Payments @ 10%	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	**50,000.00**
Charter Member Payments @ 10%	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	8,333.33	8,333.33	8,333.33	8,333.33	8,333.33	8,333.33	**75,000.00**
TOTAL OTHER EXPENSES	**21,333.33**	**21,333.33**	**21,333.33**	**21,333.33**	**21,333.33**	**21,333.33**	**40,500.00**	**40,500.00**	**40,500.00**	**40,500.00**	**40,500.00**	**40,500.00**	**371,000.00**
OTHER INCOME													
Gift Certificates Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	**0.00**
NET CASH BALANCE	**3,027.59**	**3,027.59**	**1,852.59**	**1,905.19**	**14,019.27**	**5,144.27**	**59,411.91**	**59,411.91**	**51,193.09**	**24,091.69**	**29,966.69**	**29,966.69**	**283,018.51**

LafayetteRaceway.com "Your Family Fun Park"
Phase 6 2020 Projected Cash Flow

	Phase 6												2020
Utilization Rate	15%					15%							
	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20	TOTALS
INCOME													
Go Karts	14,742.00	14,742.00	14,742.00	14,742.00	14,742.00	14,742.00	45,864.00	45,864.00	45,864.00	14,742.00	14,742.00	14,742.00	270,270.00
Putt-Putt	7,560.00	7,560.00	7,560.00	7,560.00	15,120.00	15,120.00	15,120.00	15,120.00	15,120.00	7,560.00	7,560.00	7,560.00	128,520.00
SpinZone Bumper Cars	16,848.00	16,848.00	16,848.00	16,848.00	26,208.00	26,208.00	26,208.00	26,208.00	16,848.00	16,848.00	16,848.00	16,848.00	239,616.00
Lazer Tag Arena	15,163.20	15,163.20	15,163.20	15,163.20	23,587.20	23,587.20	23,587.20	23,587.20	15,163.20	15,163.20	15,163.20	15,163.20	215,654.40
Batting Cages	0.00	0.00	0.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	0.00	0.00	0.00	25,920.00
Rope Climbing Trails	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	2,160.00	32,400.00
Golf Simulator	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	2,700.00	518,400.00
Video Arcade (50 units)	32,400.00	32,400.00	32,400.00	32,400.00	32,400.00	32,400.00	54,000.00	54,000.00	54,000.00	54,000.00	54,000.00	54,000.00	40,435.20
Bakery Café / Concessions	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	40,435.20
Sports Pub & Wine Bar	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	3,369.60	378,000.00
Hour Time Restaurant & Bar	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	31,500.00	378,000.00
TOTAL INCOME	129,812.40	129,812.40	129,812.40	131,972.40	157,316.40	157,316.40	210,038.40	210,038.40	192,254.40	151,412.40	151,412.40	151,412.40	1,902,610.80
DIRECT EXPENSES													
Manager Fees	11,981.24	11,981.24	11,981.24	13,197.24	15,731.64	15,731.64	21,003.84	21,003.84	19,225.44	15,141.24	15,141.24	15,141.24	187,261.08
Salaries - Support Staff	18,000.00	18,000.00	18,000.00	20,000.00	25,000.00	30,000.00	30,000.00	30,000.00	25,000.00	20,000.00	15,000.00	15,000.00	264,000.00
Payroll Taxes	5,246.72	5,246.72	5,246.72	5,809.52	7,128.04	8,003.04	8,925.67	8,925.67	7,739.45	6,149.72	5,274.72	5,274.72	78,970.69
Franchise Fees	1,920.67	1,920.67	1,920.67	1,920.67	2,987.71	2,987.71	2,987.71	2,987.71	1,920.67	1,920.67	1,920.67	1,920.67	27,316.22
Supplies & Maintenance	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	120,000.00
Cost of Goods (Concessions)	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	1,179.36	14,152.32
Redemption Counter	9,720.00	9,720.00	9,720.00	9,720.00	9,720.00	9,720.00	16,200.00	16,200.00	16,200.00	16,200.00	16,200.00	16,200.00	155,520.00
TOTAL DIRECT EXPENSES	58,047.99	58,047.99	58,047.99	61,826.79	71,746.75	77,621.75	90,296.58	90,296.58	81,264.92	70,590.99	64,715.99	64,715.99	847,220.31
INDIRECT EXPENSES													
Advertising	2,000.00	2,000.00	2,000.00	2,000.00	2,000.00	5,000.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	3,500.00	36,000.00
Bank Charges	3,894.37	3,894.37	3,894.37	3,959.17	4,719.49	4,719.49	6,301.15	6,301.15	5,767.63	4,542.37	4,542.37	4,542.37	57,078.32
Dues/Subscriptions/Licenses	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	1,200.00
Insurance & Workman's Comp	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	12,000.00
Office Expense	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	2,400.00
Postage & Deliver	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	150.00	1,800.00
Professional Fees	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	300.00	3,600.00
CAM	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	6,000.00
Repairs/Maintenance/Cleaning	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	12,000.00
Software & Internet	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	500.00	6,000.00
Utilities	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	48,000.00
Meals/Travel	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	12,000.00
TOTAL INDIRECT EXPENSES	14,644.37	14,644.37	14,644.37	14,709.17	15,469.49	18,469.49	18,551.15	18,551.15	18,017.63	16,792.37	16,792.37	16,792.37	198,078.32
CASH-FLOW - OPERATIONS	57,120.04	57,120.04	57,120.04	55,436.44	70,100.16	61,225.16	101,190.66	101,190.66	92,971.84	64,029.04	69,904.04	69,904.04	857,312.16
OTHER EXPENSES													
Purchase Mortgage	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	28,000.00	336,000.00
Master Member Payments @ 10%	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	4,166.67	50,000.00
Charter Member Payments @ 10%	16,666.67	16,666.67	16,666.67	16,666.67	16,666.67	16,666.67	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	20,833.33	225,000.00
TOTAL OTHER EXPENSES	48,833.33	48,833.33	48,833.33	48,833.33	48,833.33	48,833.33	53,000.00	53,000.00	53,000.00	53,000.00	53,000.00	53,000.00	611,000.00
OTHER INCOME													
Gift Certificates Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NET CASH BALANCE	8,286.71	8,286.71	8,286.71	6,603.11	21,266.83	12,391.83	48,190.66	48,190.66	39,971.84	11,029.04	16,904.04	16,904.04	246,312.16

LafayetteRaceway.com "Your Family Fun Park"
10 Year Projected Cash Flow

Phases	1	2 & 3	4 & 5	6	5% Annual Increase →						
	2017 TOTALS	2018 TOTALS	2019 TOTALS	2020 TOTALS	2021 TOTALS	2022 TOTALS	2023 TOTALS	2024 TOTALS	2025 TOTALS	2026 TOTALS	2027 TOTALS
INCOME											
Go Karts	0.00	200,928.00	240,786.00	270,270.00	283,783.50	297,972.68	312,871.31	328,514.87	344,940.62	362,187.65	380,297.03
Putt-Putt	0.00	-	88,200.00	128,520.00	134,946.00	141,693.30	148,777.97	156,216.86	164,027.71	172,229.09	180,840.55
SpinZone Bumper Cars	27,705.60	106,496.00	199,680.00	239,616.00	251,596.80	264,176.64	277,385.47	291,254.75	305,817.48	321,108.36	337,163.77
Lazer Tag Arena	37,402.56	143,769.60	179,712.00	215,654.40	226,437.12	237,758.98	249,646.92	262,129.27	275,235.73	288,997.52	303,447.40
Batting Cages	0.00	5,760.00	17,280.00	12,960.00	13,608.00	14,288.40	15,002.82	15,752.96	16,540.61	17,367.64	18,236.02
Rope Climbing Trails	0.00	17,280.00	21,600.00	25,920.00	27,216.00	28,576.80	30,005.64	31,505.92	33,081.22	34,735.28	36,472.04
Golf Simulator	0.00	21,600.00	27,000.00	32,400.00	34,020.00	35,721.00	37,507.05	39,382.40	41,351.52	43,419.10	45,590.05
Video Arcade (50 units)	14,400.00	259,200.00	453,600.00	518,400.00	544,320.00	571,536.00	600,112.80	630,118.44	661,624.36	694,705.58	729,440.86
Bakery Café / Concessions	8,985.60	40,684.80	33,696.00	40,435.20	42,456.96	44,579.81	46,808.80	49,149.24	51,606.70	54,187.04	56,896.39
Sports Pub & Wine Bar	8,985.60	40,684.80	33,696.00	40,435.20	42,456.96	44,579.81	46,808.80	49,149.24	51,606.70	54,187.04	56,896.39
Hour Time Restaurant & Bar	0.00	-	180,000.00	378,000.00	396,900.00	416,745.00	437,582.25	459,461.36	482,434.43	506,556.15	531,883.96
TOTAL INCOME	97,479.36	836,403.20	1,475,250.00	1,902,610.80	1,997,741.34	2,097,628.41	2,202,509.83	2,312,635.32	2,428,267.08	2,549,680.44	2,677,164.46
DIRECT EXPENSES											
Manager Fees	9,747.94	83,640.32	147,525.00	187,261.08	196,624.13	206,455.34	216,778.11	227,617.01	238,997.86	250,947.76	263,495.14
Salaries - Support Staff	15,000.00	145,000.00	205,000.00	264,000.00	277,200.00	291,060.00	305,613.00	320,893.65	336,938.33	353,785.25	371,474.51
Payroll Taxes	4,330.89	40,012.06	61,691.88	78,970.69	82,919.22	87,065.18	91,418.44	95,989.37	100,788.83	105,828.28	111,119.69
Franchise Fees	3,906.49	15,015.94	22,763.52	27,316.22	28,682.04	30,116.14	31,621.94	33,203.04	34,863.19	36,606.35	38,436.67
Supplies & Maintenance	6,000.00	48,000.00	90,000.00	120,000.00	126,000.00	132,300.00	138,915.00	145,860.75	153,153.79	160,811.48	168,852.05
Cost of Goods (Concessions)	3,144.96	14,239.68	11,793.60	14,152.32	14,859.94	15,602.93	16,383.08	17,202.23	18,062.35	18,965.46	19,913.74
Redemption Counter	0.00	-	97,200.00	155,520.00	163,296.00	171,460.80	180,033.84	189,035.53	198,487.31	208,411.67	218,832.26
TOTAL DIRECT EXPENSES	42,130.27	345,907.99	635,974.00	847,220.31	889,581.33	934,060.40	980,763.41	1,029,801.59	1,081,291.66	1,135,356.25	1,192,124.06
INDIRECT EXPENSES											
Advertising	11,000.00	33,000.00	36,000.00	36,000.00	37,800.00	39,690.00	41,674.50	43,758.23	45,946.14	48,243.44	50,655.62
Bank Charges	2,924.38	25,092.10	44,257.50	57,078.32	59,932.24	62,928.85	66,075.29	69,379.06	72,848.01	76,490.41	80,314.93
Dues/Subscriptions/Licenses	400.00	1,200.00	1,200.00	1,200.00	1,260.00	1,323.00	1,389.15	1,458.61	1,531.54	1,608.11	1,688.52
Insurance & Workman's Comp	1,000.00	6,000.00	12,000.00	12,000.00	12,600.00	13,230.00	13,891.50	14,586.08	15,315.38	16,081.15	16,885.21
Office Expense	800.00	2,400.00	2,400.00	2,400.00	2,520.00	2,646.00	2,778.30	2,917.22	3,063.08	3,216.23	3,377.04
Postage & Deliver	600.00	1,800.00	1,800.00	1,800.00	1,890.00	1,984.50	2,083.73	2,187.91	2,297.31	2,412.17	2,532.78
Professional Fees	1,200.00	3,600.00	3,600.00	3,600.00	3,780.00	3,969.00	4,167.45	4,375.82	4,594.61	4,824.34	5,065.56
CAM	2,000.00	6,000.00	6,000.00	6,000.00	6,300.00	6,615.00	6,945.75	7,293.04	7,657.69	8,040.57	8,442.60
Repairs/Maintenance/Cleaning	2,000.00	6,000.00	12,000.00	12,000.00	12,600.00	13,230.00	13,891.50	14,586.08	15,315.38	16,081.15	16,885.21
Software & Internet	2,000.00	6,000.00	6,000.00	6,000.00	6,300.00	6,615.00	6,945.75	7,293.04	7,657.69	8,040.57	8,442.60
Utilities	6,000.00	36,000.00	48,000.00	48,000.00	50,400.00	52,920.00	55,566.00	58,344.30	61,261.52	64,324.59	67,540.82
Meals/Travel	2,000.00	12,000.00	12,000.00	12,000.00	12,600.00	13,230.00	13,891.50	14,586.08	15,315.38	16,081.15	16,885.21
TOTAL INDIRECT EXPENSES	31,924.38	139,092.10	185,257.50	198,078.32	207,982.24	218,381.35	229,300.42	240,765.44	252,803.71	265,443.90	278,716.09
CASH-FLOW - OPERATIONS	23,424.70	351,403.11	654,018.51	857,312.16	900,177.77	945,186.66	992,445.99	1,042,068.29	1,094,171.71	1,148,880.29	1,206,324.31
OTHER EXPENSES											
Purchase Mortgage	20,000.00	108,000.00	246,000.00	336,000.00	396,000.00	396,000.00	396,000.00	396,000.00	396,000.00	396,000.00	396,000.00
Master Member Payments @ 10%	0.00	25,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
Charter Member Payments @ 10%	0.00	-	75,000.00	225,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00	250,000.00
TOTAL OTHER EXPENSES	20,000.00	133,000.00	371,000.00	611,000.00	696,000.00	696,000.00	696,000.00	696,000.00	696,000.00	696,000.00	696,000.00
OTHER INCOME											
Gift Certificates Sold	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NET CASH BALANCE	3,424.70	218,403.11	283,018.51	246,312.16	204,177.77	249,186.66	296,445.99	346,068.29	398,171.71	452,880.29	510,324.31

Lafayette Raceway Family Fun Center
Member Return On Investment

Utilization Rate	**10%**		**15%**	→						
Phase	**1**	**2 & 3**	**4 & 5**	**6**						
	2017	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**
Master Member Payments @ 10%	0	25,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000
Profit Distributions to Master Members	1,712	54,601	93,255	61,578	146,867	162,911	179,756	197,444	216,016	235,517
Total Distributions to Master Members	1,712	79,601	143,255	111,578	196,867	212,911	229,756	247,444	266,016	285,517
Annual Return on Investment	**0.34%**	**15.92%**	**28.65%**	**22.32%**	**39.37%**	**42.58%**	**45.95%**	**49.49%**	**53.20%**	**57.10%**
Cumulative Distributions to Master Members	1,712	81,313	224,568	336,146	533,013	745,924	975,680	1,223,125	1,489,141	1,774,658
Charter Member Payments @ 10%		0	75,000	225,000	250,000	250,000	250,000	250,000	250,000	250,000
Profit Distributions to Charter Members		109,202	186,509	123,156	293,735	325,822	359,513	394,888	432,033	471,034
Total Distributions to Charter Members		109,202	261,509	348,156	543,735	575,822	609,513	644,888	682,033	721,034
Annual Return on Investment		**7.28%**	**10.46%**	**13.93%**	**21.75%**	**23.03%**	**24.38%**	**25.80%**	**27.28%**	**28.84%**
Cumulative Distributions to Charter Members		109,202	370,711	718,867	1,262,602	1,838,423	2,447,936	3,092,824	3,774,857	4,495,892
Cumualtive Parity Interest		0	75,000	300,000	550,000	800,000	1,050,000	1,300,000	1,550,000	1,800,000
Cumualtive Parity Balance		500,000	1,575,000	2,800,000	3,050,000	3,300,000	3,550,000	3,800,000	4,050,000	4,300,000

Projected Sales Proceeds 2026 (Xs Gross Revenue)	3 x	4 x	5 x	6 x	7 x	**Original Investment**
Sale Profit Distributions to Master Members	2,393,109	3,190,812	3,988,515	4,786,219	5,583,922	
Total Distributions to Master Members	**4,167,767**	**4,965,471**	**5,763,174**	**6,560,877**	**7,358,580**	**500,000**
Sale Profit Distributions to Charter Members	2,393,109	3,190,812	3,988,515	4,786,219	5,583,922	
Total Distributions to Charter Members	**6,889,001**	**7,686,704**	**8,484,407**	**9,282,110**	**10,079,813**	**2,500,000**

The material in this presentation has been prepared by Snyder Entertainment Group, LLC, (SEG) and is general background information about SEG's current activities. This information is given in summary form and does not purport to be complete. Information in this presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All securities and financial product or instrument transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.

This presentation may contain forward looking statements including statements regarding our intent, belief or current expectations with respect to SEG's businesses and operations, market conditions, results of operation and financial condition, capital adequacy, specific provisions and risk management practices. Readers are cautioned not to place undue reliance on these forward looking statements. SEG does not undertake any obligation to publicly release the result of any revisions to these forward looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside SEG's control. Past performance is not a reliable indication of future performance.